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                                                                 Exhibit (g)(26)

                                                              September 27, 1999


State Street Bank and Trust Company
One Heritage Drive
North Quincy, Massachusetts 02171

Attention: Gayle Coluccio


     Re: Custodian Contracts between Goldman Sachs Money Market Trust (formerly Institutional Liquid Assets) and State Street Bank and Trust Company, dated December 27, 1978, as amended to date

Dear Ms. Coluccio:

     This letter is to notify you of the reorganization of the Goldman Sachs Funds which are parties to the above referenced agreement (the "Agreement").

     On April 30, 1997, the investment portfolios (each a "Portfolio") of Goldman Sachs Equity Portfolios ("GSEP"), a Maryland corporation, Goldman Sachs Trust ("GST"), a Massachusetts business trust, and Goldman Sachs Money Market Trust ("MMT"), also a Massachusetts business trust, reorganized into corresponding separate series (each a "Successor Portfolio") of a newly established Delaware trust, the Goldman Sachs Trust (the "Reorganization"). The Reorganization was approved by the shareholders of GSEP, GST and MMT effective at the close of business on April 30, 1997.

     In the Reorganization, each Successor Portfolio received all the assets and assumed all the liabilities of its corresponding Portfolio. As a result of the Reorganization, each Successor Portfolio is carrying on the business of its corresponding Portfolio and has the same investment adviser, other service providers, fee and expense structure and investment objectives, policies and restrictions as such corresponding Portfolio. Accordingly, each Successor Portfolio is the same in all respects as its corresponding Portfolio, with the exception of its state of organization.

     Based on the foregoing, we intend that the Agreements will remain in full force and effect with respect to those Successor Portfolios corresponding to Portfolios previously covered by the Agreements. We also intend that any recently created or future portfolios of new Goldman Sachs Trust may be covered by the Agreements, subject to the policies and procedures set forth in the Agreements concerning coverage of new portfolios. The Portfolios previously covered under the Agreements and their corresponding Successor Portfolios are set forth in Appendix A hereto.

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     Please acknowledge your acceptance of and consent to the foregoing by signing below in the space provided and returning in the enclosed self-addressed stamped envelope.

Dated as of September 27, 1999.

                                        Very truly yours,

                                        GOLDMAN SACHS TRUST

                                        By: /s/ Michael Richman
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                                           Michael Richman
                                           Secretary

Acknowledged and Accepted:

STATE STREET BANK AND TRUST COMPANY

By: /s/ Ronald E. Logue
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   Name: Ronald E. Logue
   Title: Vice Chairman

Date: September 28, 1999
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